Exhibit 12.1
Ratio of earnings to fixed charges
($ in thousands)

	Successor			Predecessor
	Fiscal year			October 1, 2007
	ended	Fiscal year ended	February 26 through	through February	Fiscal years ended September 30
	September 30, 2010	September 30, 2009	September 30, 2008	25, 2008	2007	2006	2005
Earnings:
Income (loss) before income taxes	(159,416)	(31,976)	(307,004)	29,167	107,032	57,385	34,838
Add: Fixed charges (per below)	64,694	67,654	41,386	330	5,046	7,130	6,986
Total earnings / loss	(94,722)	35,678	(265,618)	29,497	112,078	64,515	41,824
Fixed charges:
Interest expense	56,563	59,760	35,486	14	2,870	5,416	5,542
Amortization of original issuance discount	2,046	2,061	1,150	—	—	—	—
Amortization of deferred debt issuance costs	4,968	4,969	4,201	—	1,475	1,117	1,100
Interest included in rental expense	1,117	864	549	316	701	597	344
Total fixed charges	64,694	67,654	41,386	330	5,046	7,130	6,986
Ratio of earnings to fixed charges (1)	(1.46)	0.53	(6.42)	89.49	22.21	9.05	5.99

(1)	The ratio of earnings to fixed charges is completed by dividing earnings by fixed charges. “Earnings” consist of earnings before income taxes plus fixed charges. Fixed charges include (i) interest expense on borrowings and amortization of capitalized financing costs and debt discount and (ii) a reasonable approximation of the interest factor, which we deemed to be 30%, is included in rental expense. Earnings, as adjusted were not sufficient to cover fixed charges by approximately $159.4 million for the twelve-month period ended September 30, 2010 ($32.0 million for the twelve-month period ended September 30, 2009 and $307.0 million for the seven month period ended September 30, 2008).